                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUMMARY OF CHANGES TO ARTICLE 5 OF TELECOM ITALIA’S BYLAWS

According to the resolution adopted at the Shareholders' Meeting on April 7, 2005, Telecom Italia's bylaws have been amended in order to account for the new amounts of the issued and existing and the authorised share capital, as modified pursuant to the events hereinbelow described, up to December 31, 2006.

Specifically article 5 of Telecom Italia’s bylaws has been changed to give effect to :

•

on the one hand the issuance of new ordinary shares as a result of the conversion of certain "Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso" convertible bonds,

•

on the other hand, the expiration of certain "Piano di Stock Option 2000","Piano di Stock Option 2001", "Piano di Stock Option 2002", “2000-2002 Stock-Option Plans”, “2002-2003 Stock-Option Plans” and “2003-2005 Stock-Option Plans” stock options. Therefore no shares servicing such stock options are issuable any longer.

We reproduce the full text of the previous version of Telecom Italia’s bylaws and the full text of the amended version..

PREVIOUS VERSION

SHARE CAPITAL – SHARES - BONDS

Article 5

The subscribed and fully paid-up share capital shall be equal to Euro 10,668,131,549.35, divided into 13,370,482,156 ordinary shares with a par value of Euro 0.55 each and 6,026,120,661 savings shares with a par value of Euro 0.55 each.

In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of Euro 624,936,779.50 (at December 31, 2005 Euro 131,416,738.75), by means of the issue of up to a maximum of 1,136,248,690 (at December 31, 2005 238,939,525) ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (at December 31, 2005 Euro 131,923,969.10), by means of the issue of up to a maximum of 333,430,885 (at December 31, 2005 239,861,762) ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1

a tranche of up to a maximum of Euro 37,398,868.65 (at December 31, 2005 Euro 19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at December 31, 2005 35,319,216) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held (i.e. at a price of Euro 4.185259 for each newly-issued share);

2

a tranche of up to a maximum of Euro 58,916,834.35 (at December 31, 2005 Euro 57,845,360.65) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at December 31, 2005 105,173,383) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held (i.e. at a price of Euro 3.177343 for each newly-issued share);

3

a tranche of up to a maximum of Euro 21,422,652.90 (at December 31, 2005 Euro 17,210,733.65) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at December 31, 2005 31,292,243) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held (i.e. at a price of Euro 2.788052 for each newly-issued share);

4

a tranche of up to a maximum of Euro 50,268,799.90 (at December 31, 2005 Euro 37,442,306.00) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at December 31, 2005 68,076,920) shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held (i.e. at a price for the different options of respectively Euro 2.928015 Euro 2.409061 and Euro 2.339080 for each newly-issued share).

The Shareholders’ Meeting of April 7, 2005 resolved to increase the share capital by up to a maximum of Euro 38,655,832.60 (at December 31, 2005 Euro 33,946,239.80), by means of the issue of up to a maximum of 70,283,332 (at December 31, 2005 61,720,436) ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1.

a tranche of up to a maximum of Euro 11,705,656.05 (at December 31, 2005 Euro 11,166,473.45) for the exercise of the “2000-2002 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 21,283,011 (at December 31, 2005 20,302,679) Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.42 per option held (i.e. at a price of Euro 3.710983 for each newly-issued share);

2.

a tranche of up to a maximum of Euro 22,150,920 (at December 31, 2005 Euro 20,956,787.50) for the exercise of the “2002-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 40,274,400 (at December 31, 2005 38,103,250) Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 5.67 per option held (i.e. at a price of Euro 3.277457 for each newly-issued share);

3.

a tranche of up to a maximum of Euro 3,192,173.05 (at December 31, 2005 Euro 1,822,978.85) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at December 31, 2005 3,314,507) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 5.07 per option held (i.e. at a price of Euro 2.930636 for each newly-issued share).

For five years starting from May 6, 2004 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of Euro 880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 ordinary shares, all or part of which:

(i)

to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

(ii)

to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) of Legislative Decree 58/1998.

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of Euro 880,000,000.

AMENDED VERSION

SHARE CAPITAL – SHARES - BONDS

Article 5

The subscribed and fully paid-up share capital shall be equal to Euro 10,673,764,056.45, divided into 13,380,723,078 ordinary shares with a par value of Euro 0.55 each and 6,026,120,661 savings shares with a par value of Euro 0.55 each.

In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of Euro 624,936,779.50 (at December 31, 2006 Euro 125,784,211.30), by means of the issue of up to a maximum of 1,136,248,690 (at December 31, 2006 228,698,566) ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (at December 31, 2006 Euro 114,644,297.90), by means of the issue of up to a maximum of 333,430,885 (at December 31, 2006 208,444,178) ordinary shares with a par value of Euro 0.55 each, divided into the following outstanding divisible tranches:

1

a tranche of up to a maximum of Euro 37,398,868.65 (at December 31, 2006 Euro 9,712,784.40) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at December 31, 2006 17,659,608) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held (i.e. at a price of Euro 4.185259 for each newly-issued share);

2

a tranche of up to a maximum of Euro 58,916,834.35 (at December 31, 2006 Euro 57,818,129.05) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at December 31, 2006 105,123,871) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held (i.e. at a price of Euro 3.177343 for each newly-issued share);

3

a tranche of up to a maximum of Euro 21,422,652.90 (at December 31, 2006 Euro 17,210,733.65) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at December 31, 2006 31,292,243) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held (i.e. at a price of Euro 2.788052 for each newly-issued share);

4

a tranche of up to a maximum of Euro 50,268,799.90 (at December 31, 2006 Euro 29,902,650.80) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at December 31, 2006 54,368,456) shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held (i.e. at a price for the different options of respectively Euro 2.928015 Euro 2.409061 and Euro 2.339080 for each newly-issued share).

The Shareholders’ Meeting of April 7, 2005 resolved to increase the share capital by up to a maximum of Euro 38,655,832.60 (at December 31, 2006 Euro 27,475,990.30), by means of the issue of up to a maximum of 70,283,332 (at December 31, 2006 49,956,346) ordinary shares with a par value of Euro 0.55 each, divided into the following outstanding divisible tranches:

1.

a tranche of up to a maximum of Euro 11,705,656.05 (at December 31, 2006 Euro 9,320,515.05) for the exercise of the “2000-2002 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 21,283,011 (at December 31, 2006 16,946,391) Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.42 per option held (i.e. at a price of Euro 3.710983 for each newly-issued share);

2.

a tranche of up to a maximum of Euro 22,150,920 (at December 31, 2006 Euro 16,551,342.50) for the exercise of the “2002-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 40,274,400 (at December 31, 2006 30,093,350) Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 5.67 per option held (i.e. at a price of Euro 3.277457 for each newly-issued share);

3.

a tranche of up to a maximum of Euro 3,192,173.05 (at December 31, 2006 Euro 1,604,132.75) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at December 31, 2006 2,916,605) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 5.07 per option held (i.e. at a price of Euro 2.930636 for each newly-issued share).

For five years starting from May 6, 2004 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of Euro 880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 ordinary shares, all or part of which:

(i)

to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

(ii)

to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) of Legislative Decree 58/1998.

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of Euro 880,000,000.

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 20th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager